December 17, 2010

[Via EDGAR]

H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE 100
Washington, DC 20549

Re:	Noble Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 18, 2010
File No. 001-07964

Dear Mr. Schwall:

Set forth below are our responses to the comments received from the Staff of the Securities and Exchange Commission (the Staff) by letter dated December 10, 2010, regarding our Form 10-K for the fiscal year ended December 31, 2009.

The Staff’s comments and our responses thereto are as follows.

International, page 8
Eastern Mediterranean, page 10

1.	In your response to our comment nine from our letter dated June 15, 2010 you state that you have not recorded any proved reserves for the Tamar field. However, we note the following:

•	you state on page 11 of the document that in 2009 you drilled a discovery well and several appraisal wells in the Tamar field offshore Israel;
•	you state that this is the largest discovery in your history;
•	you signed a 17 year agreement to sell natural gas from that field in the fourth quarter of 2009; and
•	you are moving ahead with development and expect first production in 2012

Given these facts, it would appear that you have met all the requirements for the recording of proved reserves. Please tell us why you did not record any volumes of proved reserves in the Tamar field in 2009. In addition, tell us why Netherland Sewell & Associates did not review this field as it is your largest discovery. We may have further comment upon review of your response.

Response:
As noted on page 11, at the end of 2009 we were moving forward with development plans for the Tamar field and expected project sanction and recording of proved reserves in 2010.  Due to the scope of this new development project (with a gross capital cost of approximately $3 billion), we believed it was prudent to finalize the development plans and sanction the project prior to recording proved reserves. We sanctioned the project in September 2010, and expect to record initial proved reserves at December 31, 2010.

For the purposes of our annual reserves reporting, Netherland, Sewell & Associates, Inc. (NSAI) is engaged to perform reserves audits on our major fields with proved reserves; therefore, Tamar was not included in the 2009 year-end audit.  NSAI is currently reviewing Tamar in conjunction with the 2010 proved reserves audit.

Proved Undeveloped Reserves, page 14

2.
You indicate that the Alba field PUD reserves represent "compression" reserves that will be reclassified to proved developed reserves during the next five years. Please tell us if you have taken a final investment decision on the installation of compression in this field and the basis for your increased reserve estimate due to compression. Also tell us why this is not just an acceleration of existing reserves that would be recovered over time without the installation of compression. The PV10 may be greater with compression because you are recovering the reserves sooner but provide us the evidence that these are also new, incremental reserves.

Response:
Significant development planning has occurred for the Alba field compression project, which is a natural progression for the operations of the field.  We are evaluating certain features of project implementation and expect to grant final project approval in 2011 or 2012. The reserves associated with the project have been booked based on a high degree of certainty that the project will be completed, reinforced by the fact that the operator has already sanctioned the project. The reserves are incremental, rather than accelerated, and the volumes are based on reservoir simulation models run with and without compression.  Installation of the compression is expected to lower wellhead flowing pressures by approximately 1000 psi, thus improving the recovery of natural gas from the reservoir.

Should you have any questions or wish to discuss our responses further, please feel free to contact me, at (281) 872-3100.

Sincerely,

/s/ Kenneth M. Fisher
Kenneth M. Fisher
Senior Vice President and Chief Financial Officer